Exhibit 99(a)
General Electric Company
 Financial Measures That Supplement Generally Accepted Accounting Principles

 We sometimes use information derived from consolidated financial information but not presented in our financial statements prepared in accordance with U.S. generally accepted accounting principles (GAAP). Certain of these data are considered "non-GAAP financial measures" under the U.S. Securities and Exchange Commission rules. Specifically, we have referred to:
•	Operating earnings and operating earnings per share (EPS)
•	Operating and non-operating pension costs (income)
•	GE Capital ending net investment (ENI), excluding cash and equivalents
•	Industrial segment organic revenue growth
The reasons we use these non-GAAP financial measures and their reconciliation to their most directly comparable GAAP financial measures follow.

Operating Earnings and Operating EPS

	Three months ended September 30
(Dollars in millions; except earnings per share)	2014	2013	V%

Earnings from continuing operations attributable to GE	$3,480	$3,282	6%
Adjustment (net of tax): non-operating pension costs/(income)	349	426
Operating earnings	$3,829	$3,708	3%

Earnings per share – diluted(a)
Continuing earnings per share	$0.34	$0.32	6%
Adjustment (net of tax): non-operating pension costs/(income)	0.03	0.04
Operating earnings per share	$0.38	$0.36	6%

	Nine months ended September 30
(In millions; except earnings per share)	2014	2013	V%

Earnings from continuing operations attributable to GE	$10,053	$10,186	(1)%
Adjustment (net of tax): non-operating pension costs/(income)	1,035	1,279
Operating earnings	$11,088	$11,465	(3)%

Earnings per share – diluted(a)
Continuing earnings per share	$0.99	$0.98	1%
Adjustment (net of tax): non-operating pension costs/(income)	0.10	0.12
Operating earnings per share	$1.09	$1.11	(2)%

(a)	Earnings-per-share amounts are computed independently. As a result, the sum of per-share amounts may not equal the total.

Operating earnings excludes non-service related pension costs of our principal pension plans comprising interest cost, expected return on plan assets and amortization of actuarial gains/losses. The service cost, prior service cost and curtailment loss components of our principal pension plans are included in operating earnings. We believe that these components of pension cost better reflect the ongoing service-related costs of providing pension benefits to our employees. As such, we believe that our measure of operating earnings provides management and investors with a useful measure of the operational results of our business. Other components of GAAP pension cost are mainly driven by capital allocation decisions and market performance, and we manage these separately from the operational performance of our businesses. Neither GAAP nor operating pension costs are necessarily indicative of the current or future cash flow requirements related to our pension plan. We also believe that this measure, considered along with the corresponding GAAP measure, provides management and investors with additional information for comparison of our operating results to the operating results of other companies.
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Operating and Non-Operating Pension Costs (Income)

	Three months ended September 30		Nine months ended September 30
(In millions)	2014	2013	2014	2013

Service cost for benefits earned	$304	$362	$921	$1,145
Prior service cost amortization	54	62	162	185
Curtailment loss	65	-	65	-
Operating pension costs	423	424	1,148	1,330
Expected return on plan assets	(792)	(875)	(2,393)	(2,625)
Interest cost on benefit obligations	687	615	2,060	1,845
Net actuarial loss amortization	642	916	1,925	2,748
Non-operating pension costs (income)	537	656	1,592	1,968
Total principal pension plans costs	$960	$1,080	$2,740	$3,298

We have provided the operating and non-operating components of cost for our principal pension plans.  Operating pension costs comprise the service cost of benefits earned, prior service cost amortization and curtailment loss for our principal pension plans. Non-operating pension costs (income) comprise the expected return on plan assets, interest cost on benefit obligations and net actuarial loss amortization for our principal pension plans. We believe that the operating components of pension costs better reflects the ongoing service-related costs of providing pension benefits to our employees. We believe that the operating and non-operating components of cost for our principal pension plans, considered along with the corresponding GAAP measure, provide management and investors with additional information for comparison of our pension plan costs and operating results with the pension plan costs and operating results of other companies.

GE Capital Ending Net Investment (ENI), Excluding Cash and Equivalents

(In billions)	September 30, 2014

GECC total assets	$506.9
Less assets of discontinued operations	1.3
Less non-interest bearing liabilities	60.9
GE Capital ENI	444.7
Less cash and equivalents	79.9
GE Capital ENI, excluding cash and equivalents	$364.8

We use ENI to measure the size of our GE Capital segment. We believe that this measure is a useful indicator of the capital (debt or equity) required to fund a business as it adjusts for non-interest bearing current liabilities generated in the normal course of business that do not require a capital outlay. We also believe that by excluding cash and equivalents, we provide a meaningful measure of assets requiring capital to fund our GE Capital segment as a substantial amount of this cash and equivalents resulted from debt issuances to pre-fund future debt maturities and will not be used to fund additional assets. Providing this measure will help investors measure how we are performing against our previously communicated goal to reduce the size of our financial services segment.

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Industrial Segment Organic Revenue Growth
	Three months ended September 30			Nine months ended September 30
(Dollars in millions)	2014	2013	V%	2014	2013	V%

Segment revenues:
Power & Water	$6,375	$6,498		$18,176	$17,038
Oil & Gas	4,597	4,315		13,666	11,669
Energy Management	1,813	1,828		5,341	5,557
Aviation	5,698	5,364		17,566	15,741
Healthcare	4,485	4,304		13,166	13,083
Transportation	1,540	1,406		4,073	4,425
Appliances & Lighting	2,117	2,098		6,094	6,142
Industrial segment revenues	26,625	25,813	3%	78,082	73,655	6%
Less the effects of:
Acquisitions, business dispositions (other than
dispositions of businesses acquired for investment)
and currency exchange rates	815	880		2,288	1,729
Industrial segment revenues excluding effects of acquisitions, business dispositions (other than dispositions of
businesses acquired for investment) and currency
exchange rates (Industrial segment organic revenues)	$25,810	$24,933	4%	$75,794	$71,926	5%

Organic revenue growth measures revenue excluding the effects of acquisitions, business dispositions and currency exchange rates.  We believe that this measure provides management and investors with a more complete understanding of underlying operating results and trends of established, ongoing operations by excluding the effect of acquisitions, dispositions and currency exchange, which activities are subject to volatility and can obscure underlying trends.  We also believe that presenting organic revenue growth separately for our industrial businesses provides management and investors with useful information about the trends of our industrial businesses and enables a more direct comparison to other non-financial businesses and companies.  Management recognizes that the term "organic revenue growth" may be interpreted differently by other companies and under different circumstances. Although this may have an effect on comparability of absolute percentage growth from company to company, we believe that these measures are useful in assessing trends of the respective businesses or companies and may therefore be a useful tool in assessing period-to-period performance trends.

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